
03022814

82- SUBMISSIONS FACING SHEET


Follow-Up
Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Pacrim International Capital Inc.

*CURRENT ADDRESS Suite 3202, Tower II
Lippo Centre, 89 Queensway
Central, Hong Kong

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 24 2003
THOMSON FINANCIAL

FILE NO. 82- 3812 FISCAL YEAR 6/30/02

• Complete for initial submissions only **•• Please note name and address changes**

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S (ANNUAL REPORT)*	☑
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OICF/BY: NM

DATE: 6/16/03

Pacrim International Capital Inc

Annual Report

Two thousand

CORPORATE PROFILE

PACRIM INTERNATIONAL CAPITAL INC. through its wholly owned subsidiary, Pacrim Developments Inc. (PDI) is a growth-oriented, publicly traded real estate company which is focused on the ownership, development and management of commercial and residential real estate, hotels and restaurants. Pacrim International Capital Inc.'s primary investment objective is the creation of value for its shareholders by maximizing cash flow from its real estate and hotel portfolio and growing its asset base by new development and acquisitions.

TSE Symbol: PCN.

CONTENTS



Focused on Performance




GREYSTONE
COURT


Royalton





FINANCIAL HIGHLIGHTS

For the years ended June 30, 2002 and 2001
(in thousands of Canadian dollars except per share amounts)

	2002	2001
Revenue	57,780	50,963
Net income (loss)	(1,244)	1,358
Funds from operations	4,263	4,770
Total assets	147,568	154,738
Mortgages	122,930	126,236

Per Common Share

Basic and fully diluted	2002	2001
Revenue	0.91	0.80
Net income (loss)	(0.02)	0.02
Funds from operations	0.07	0.08


($millions)
60,000,000
50,000,000
40,000,000
30,000,000
20,000,000
10,000,000
2000 2001 2002

REVENUE

2002	57,780,046
2001	50,963,072
2000	44,706,319


($millions)
6,000,000
5,000,000
4,000,000
3,000,000
2,000,000
1,000,000
2000 2001 2002

FUNDS FROM OPERATIONS

2002	4,262,960
2001	4,769,916
2000	4,708,555


($)
110.00
105.00
100.00
95.00
90.00
85.00
80.00
75.00
2000 2001 2002

AVG. REVPAR

2002	98.00
2001	110.18
2000	92.59

LETTER TO SHAREHOLDERS

The year 2002 was a year of retrenchment and stabilization for PICI as the Company positioned itself for growth in China and North America. Revenues increased by 13% to over $57.8m, primarily due to the sale of some real estate assets. Net income has decreased by $2.6m, which is attributable to a write down in the value of rental properties in Hong Kong and China and an increase in vacancies and property tax in our Canadian commercial portfolio.

Our commercial properties have experienced a decrease in occupancy from 94% to 86%, mostly as a result of fallout in retail tenancies. This situation has been addressed with the signing of Hudson Bay's Home Outfitters, which will become a 35,000 sq. ft. tenant in our largest retail asset, 201 Chain Lake Drive, in Halifax NS. This anchor will launch a redevelopment of the plaza and address the retail vacancy issue. The upcoming year will see 69,000 sq. ft. (12%) of the Company's leases expire with 32,500 sq. ft. of this presently renewed to date. The current leasing and renewal of leases in the commercial properties is reversing the dip in performance of our commercial assets. 2003 will see a return to a stabilized core of well-leased assets generating strong returns.

Our multi-residential development business delivered on all of its operational goals and met financial targets as a result of the continued strength of consumer demand for condominiums. Our condominium project, The Prestwick on Parkland, was successfully completed with 100% of the units sold. Golf Greens Condominiums, in Fredericton NB, is nearing completion with 50% pre-sold. Our newest project, The Royalton Condominiums located in Royale Hemlocks, Halifax NS, begins construction at a 40% pre-sale level. Pacrim's joint venture Citadel Townhouses, a 100 unit project in Calgary AB, has commenced with 37 pre-sales. The pre-sale of units in each development minimizes risk and allows management to focus on enhancing profitability. The commercial and residential divisions of the Company are poised for growth in 2003.

The Hospitality division of our Company rose to the challenges posed by 9/11 and our income stream suffered only moderately. It was a year of activity and change. The overall revenue dropped slightly by 3.5% to $42.1m, while operating revenue decreased by 15% to $12.0m. The sale of the Sheraton Suites Eau Claire in Calgary was concluded at $65,000,000, with a closing date of July 12, 2002. The book value of the asset of $54,900,000 is included in the Company's consolidated balance sheet for the fiscal year 2002. The operating results for this property are included up to May 31, 2002.

Pacrim's remaining three hotels in the Company's portfolio, are performing at high levels of RevPar. These hotels are managed by our Hospitality Division, which has grown significantly throughout the year. At year end Pacrim Hospitality had 19 hotels under management comprising 1,894 rooms as well as 4 restaurants. Pacrim Hospitality offers management services to clients across Canada, from Vancouver to Halifax. The Company added management contracts for five Hotels during 2002 and has negotiated three contracts for new hotels in Alberta, Ontario and Nova Scotia. The Company has taken equity positions in four of the hotels in its managed portfolio and has recently acquired 10 franchises for the development of Super 8 Hotels in eastern Canada.

The Hospitality Division of Pacrim is in a strong position for expansion at reduced capital risk. The Company's three 100% owned hotels, have all recently undergone capital improvements or expansion, yet remain at a level of 50% or less of debt to appraised value. The Company has affiliations with major international hotel franchisers and has won industry wide recognition.

As we enter the 2003 fiscal year PICI is preparing to expand its activities. The commercial assets have been stabilized, our multi-residential division is well positioned for increased profits, and the Hospitality Division is very well placed for growth with little capital investment required. The overall debt level of the Company has been dramatically reduced with the sale of the Sheraton Suites Eau Claire subsequent to year end and our debt exposure is at a very conservative level relative to the appraised value of the Company's assets.

One of the great strengths of PICI is the core of professionals who make up the management team. This group has guided the Company through a sometimes turbulent year. PICI is now ready to build on the solid base it has established and is actively exploring new opportunities to expand our portfolio to add value to the Company.

On behalf of Management and the Board of Directors, thank you for your support.



Guy Lam
Chairman of the Board
and Chief Executive Officer



Edward Good
President



Overview

[illegible]

Commercial

The overall occupancy rate in the commercial portfolio at the end of this fiscal period was 89% compared with last year's rate of 94%. PDI's retail properties represent 74% of the overall commercial portfolio and the impact of declining retail sales following September 11th was [illegible] unavoidable.

Wedgewood Plaza
Halifax NS

It is worth noting the office properties maintained an average occupancy of 94% and given the recent retail leasing that has taken place, the overall occupancy rate is expected to climb from 86% into the range of 92%-95% over the next year. As a prudent landlord, PDI maintains its properties in a first class manner and ensures bulk purchasing and tendering, where possible, to control operating expenses. Over the past fiscal year, PDI has focused its attention on an aggressive marketing strategy addressing the vacancies in the retail portfolio and will devote that same attention to several upcoming lease renewals in the office properties. Leasing for three of the larger retail properties has been contracted to commercial leasing specialists to allow a concerted effort to attract the right mix of tenants with strong covenants.

The lease expiry profile indicates 69,000 sq. ft., or 12% of the portfolio coming up for renewal in the next year. Of this, 50% have already committed to renew. Of the remainder, there are several tenancies not being renewed by the Landlord due to remerchandising and tenant remix.

New Developments

The emergence of a turnaround in the retail leasing market provides PDI the opportunity to launch a major expansion to our largest commercial building, located in Bayers Lake Park, Halifax NS. In the final quarter of 2002, a deal was struck with Hudson's Bay Company for a 35,000 sq. ft. Home Outfitters superstore for 201 Chain Lake Drive. Carrying an impressive selection of brand name bed, bath and kitchen products, this division of Hudson's Bay Company is the largest retailer of its kind in the growing home decor sector of the marketplace. A 15,000 sq. ft. addition will be constructed on the end cap of 201 Chain Lake Drive, bringing the building size to approximately 115,000 sq. ft. In anticipation of this new tenancy, PDI has begun relocating tenants where necessary and has made several changes in the property which will allow the plaza to be remerchandised with complimentary tenants. Home Outfitters will open in the Fall of 2003.

Leasing for Phases II and III of Bayers Lake Corporate Centre is being reviewed. The Company is determined to properly identify the target niche for this project and is maintaining its conservative approach to development. Construction will begin once we reach significant pre-leasing targets. The leasing is contracted out to a national brokerage firm with specific tenants now being approached.


201 Chain Lake Dr.
Halifax NS



Property AND LOCATION

	Square Feet	No. of Units	% Ownership	% Leased as at June 30, 2002	% Leased as at June 30, 2001	Completion Date (if proposed)
Halifax **Existing Properties**						
Commercial						
Wedgewood Plaza - 117 Kearney Lake Rd.	36,234		100	100	100	
Bayers Lake Corporate Centre - 137 Chain Lake Dr.	23,746		100	100	100	
Greystone Court - 155 Chain Lake Dr.	96,831		100	95	95	
Halifax Park Centre - 100 & 120 Susie Lake Cres.	56,107		100	79	100	
201 Chain Lake Dr.	99,609		100	58	94	
182 Chain Lake Dr.	22,577		100	100	100	
Jack Astor's Bar & Grill - 184 Chain Lake Dr.	6,679		100	100	100	
Chapter's - 188 Chain Lake Dr.	22,404		100	100	100	
Empire Theatres - 190 Chain Lake Dr.	80,000		100	100	100	
Sears - 192 Chain Lake Dr.	43,885		75	100	100	
Lacewood Square - 362 Lacewood Dr.	45,452		100	75	63	
Moncton 555 Edinburgh Dr.	25,756		100	74	84	
Under Development						
Commercial						
Bayers Lake Corporate Centre - Phases II & III Halifax, NS	64,800		100			Fall 2004
Residential						
The Citadel (Townhouses) - Calgary, AB		100	50			Fall 2003
Golf Greens (Condominiums) - Fredericton, NB		140	100			Fall 2002
The Royalton (Condominiums) - Halifax, NS		60	100			Fall 2003


Golf Greens Condominiums
Fredericton NB

With the housing market in Halifax strong and CMHC predicting that housing starts will remain "robust", PDI continued to grow its residential development business with further expansion into the condominium sector. The growth of the condominium market is a direct result of the demands of the increasing population of empty nesters as well as first time home buyers.

By the final quarter of 2002, 100% of the units in our first project, The Prestwick on Parkland, were sold or committed for sale.

Construction on our second condominium project, Golf Greens Condominiums, overlooking the Fredericton Golf Club and the Saint John River Valley, was reaching completion at the end of this fiscal year. Phase I, a 70 unit complex, reflects a more upscale product and is in a higher price range than our first condo development, The Prestwick On Parkland. There were a number of upgrades built into the finishes of this beautifully designed building. Some of the amenities which set it apart from the norm, are the sweeping oak staircase in the main lobby, a cozy seating area with fireplace and the etched glass entrance doors. Spacious corridors and common areas and the "open concept" unit layouts combine to offer superior style to the consumer. Landscaping, complete with a patio area off the leisure room, will be completed before the project is occupied in the Fall of 2002. At 50% pre-sold, with projected October closings, it is expected that another six to eight months will see this project sold out.

Beginning with an investment in 15 acres of prime residential land in the Citadel Meadows area of Calgary AB, PDI was able to complete several profitable transactions in this past fiscal year. The sale of Phase I, 3.67 acres, was completed in the first quarter at a price of $1.1m and the sale of Phase III consisting of 3.26 acres, was completed in the third quarter at a price of $1.5m. Both lots were purchased by Pointe of View Marketing and Management, a large western Canadian developer based in Calgary. Further to the land sales, a joint venture was also signed with Pointe of View for the Phase II site of 8.17 acres to develop townhouses. At present, 37 units have been pre-sold in this 100 unit townhouse site prior to construction.

Condominium living offers
a maintenance free lifestyle


Royalton
The Royalton Condominiums
Royale Hemlocks, Halifax NS

With economic indicators predicting continued moderate growth in the Atlantic region, PDI completed the purchase of 2.7 acres of land in Royale Hemlocks, Halifax NS, during the fourth quarter of fiscal 2002. This exciting new residential area with its stunning view of the Bedford Basin, will be home to our latest condo development, The Royalton. The amenities and the spectacular water views of this 60 unit complex, will provide the marketplace with an upscale, high quality product. Currently, there are 25 units or 40%, pre-sold. Construction will begin this fall with completion in November, 2003. It is expected the building will be 100% sold by the time the first buyer takes occupancy.

Another development opportunity became available in this premier location. PDI purchased land adjacent to the multi-unit Royalton site, for the construction of 16 townhouses. The popular open concept design in this 2-level home along with many of the townhouses offering harbour views, suggests this site will also sell out quickly. Marketing will begin in the first quarter of the new fiscal year and the units will be built in groups of four as they are pre-sold. Prices will reflect the size, design and location and will fall into the mid to high price range.

As we reach the final quarter of 2002 and look forward to the future in 2003, PDI is poised to regain its previous success in retail leasing and to establish itself as a major competitor in the condominium market.

Fiscal 2002 was a noteworthy year for PDI's hospitality division with the sale (in escrow) of the Sheraton Suites Calgary Eau Claire and the addition of new properties, where the company either held an equity interest or obtained third party management. Profit, market share and RevPar growth remained strong and several new awards were added to our current impressive list.

The events of September 11, 2001 had a short-term impact on hospitality operations and the majority of markets in which we operate returned to normal or near normal levels within a matter of weeks. The decision to concentrate on market segments not reliant on major conventions, motorcoach and offshore business helped mitigate any loss of business for an extended period of time.

PDI continued its affiliation with major hotel and restaurant franchisors with the addition of Paddy Flaherty's Pub (Prime Restaurant Group) and Travelodge, Super 8 and Wingate Inns (Cendent Corporation). These brands have significant growth potential in markets across the country and are critical to our growth strategy.



In addition to Paddy Flaherty's Pub in Waterloo, the Company took a minority equity position and obtained management of a Travelodge in Edmonton and a Super 8 Motel in Athabaska, Alberta. Third party management agreements were also obtained for Super 8 Motels in Drayton Valley and Fort McMurray Alberta and Les Suites Faubourg St. Laurent, an all suite property located in downtown Montreal. The Super 8 Fort McMurray property is currently undergoing a 40 room expansion, scheduled for completion in late summer of 2002. A management agreement has been secured for a 100 room Wingate Inn to be opened in the fall of 2002 in Edmonton. The Company has also negotiated minority equity interests and management agreements for Super 8 Motels in Ajax ON (Fall 2002) and Truro NS (Spring 2003).

The Company will continue to pursue third party management agreements and lever further management opportunities by taking minority equity positions in new and existing developments.

Corporate management will continue to focus on maintaining and improving current market share penetration, particularly in the area of RevPar. Customer satisfaction is continuously monitored and appropriate steps taken to maintain our high levels of customer loyalty. Capital improvements will continue to be made to ensure that our product remains competitive and our market share maintained. During the fiscal period, capital improvements were undertaken at the Radisson Suite Hotel Halifax and East Side Mario's, Bedford Row, Halifax. Additional renovations were conducted at the East Side Mario's in Bayers Lake, Halifax and the Holiday Inn Express, Halifax-Bedford.



Holiday Inn Express Halifax-Bedford NS

The hospitality division added several key positions during 2002. A new Director of Operations for Franchised Restaurants and Director of Operations for Western Hotels were hired during the year. In addition, two accounting personnel were employed to complete accounting functions for third-party managed properties.

The Company is introducing a new Employee Satisfaction Index program during the new fiscal year. The purpose of this program will be to identify key opportunities to enhance employee satisfaction, improve productivity, reduce turnover and provide a superior experience for our customers.

The purchasing department was involved in a number of key purchases for our managed hotels during the past twelve months. Projects included over $1,000,000 in telecommunication equipment and other major purchases such as electronic door locks, televisions and property management systems. An agreement was reached with the Unipco Group that will see purchasing efficiency and savings increase for the hospitality group.

The Company's e-commerce facility (Intergy) is located in Bayers Lake Corporate Centre, Halifax NS and is expected to launch the Pacrim Hospitality web site in the early fall. The facility includes a reservation center and web site maintenance and development team. The center also hosts a client data base and oversees management of our hotels relationships with Internet Distribution Services. The facility will provide significant new methods to generate incremental business and enhance average rate and increase demand.

PDI's hospitality division will continue to search out minority equity opportunities that include management contracts and grow our third party management business. It will also identify strategic growth for franchised restaurants and utilize the e-commerce facility to grow market share and identify new market opportunities.

Restaurant	Location	Seats
Barclays	Eau Claire, Calgary	375
East Side Mario's	Bayers Lake, Halifax	260
East Side Mario's	MicMac Mall, Dartmouth	200
East Side Mario's	Bedford Row, Halifax	170
Fionn MacCool's	Eau Claire, Calgary	90
Paddy Flaherty's	Waterloo, Ontario	150

Hotel Room Statistics for 2002	Occupancy Rate (%)			Average Daily Rate ($)			RevPar ($)		
	2000	2001	2002	2000	2001	2002	2000	2001	2002
Sheraton Suites Calgary Eau Claire*	75.01	81.60	81.60	166.611	174.80	173.04	125.93	142.71	139.04
Radisson Suite Hotel Halifax	82.06	83.50	81.60	132.35	139.22	136.23	108.91	116.27	111.20
Holiday Inn Express Halifax	79.75	82.40	82.40	83.57	89.18	94.70	66.65	73.48	74.58
Holiday Inn Express Moncton	73.80	64.00	64.54	90.34	98.41	104.89	68.87	62.94	67.60

* 11 months through May 31, 2002



Radisson Suite Hotel Halifax Lobby

Through strategic relationships with leading Canadian and International companies, including Starwood Hotels and Resorts Worldwide Inc., Radisson Hospitality Worldwide, Six Continents Hotels Inc. and Prime Restaurants Inc., Pacrim Developments Inc. has developed a strong portfolio of hotel, restaurant and real estate properties.


Radisson
Suite Hotel

Radisson Suite Hotel Halifax
Halifax NS

Industry Awards

HOTEL Holiday Inn Express
LOCATION Halifax NS
CANADA SELECT 3.5 Star
AAA 3 Diamond

AWARDS *Six Continents Hotels Inc.*

(1) Newcomer of the Year Award (1995)
(2) Torchbearer Award (1996, 1997, 1998)
(3) Quality Excellence Award (1999, 2000 & 2001)

CRITERIA (1) Recognized as one of the best new hotels in the categories of design, construction and enhanced guest perception

(2) Bases on overall hotel quality and guest satisfaction given to less than two percent of the Holiday Inn hotels in North America

(3) In order to receive the award, the hotel had to receive a high score in Holiday Hospitality's Guest Satisfaction Tracking System, a system designed for guests to evaluate Holiday Inn hotels and their performance, including product quality and customer services

HOTEL Radisson Suite Hotel Halifax
LOCATION Halifax NS
CANADA SELECT 4 Star
AAA 3 Diamond

AWARDS *Radisson Hotels Worldwide*

(1) President's Award (1997, 1998, 1999 & 2000)
(2) Ranked #1 Radisson in the World (1998)
(3) Advocates Award (1998 & 2000)

CRITERIA (1) Radisson's top honour based on guest satisfaction and willingness to return

(2) Awarded for "guest willingness to return"

(3) Among the top 30 Radisson Hotels in the world to achieve the highest level of "Advocates" ratings from the Radisson's guest comment system.

HOTEL Sheraton Suites Calgary Eau Claire
LOCATION Calgary AB
CANADA SELECT 4 Star
AAA 4 Diamond

AWARDS *ITT Sheraton Worldwide*

(1) Guest Services Index - North America (1999) - Ranked # 1 (2000) - Ranked #2
(2) Willingness To Return (2000) - Ranked #1

Alberta Hotel & Lodging Association

(3) Housekeeping Award (2000)

CRITERIA (1) Based on customer satisfaction and loyalty

(2) Awarded for "guest willingness to return"

(3) Excellence achieved in all categories of cleanliness, comfort and maintenance

RESTAURANT Fionn MacCool's Pub
LOCATION Calgary AB

AWARDS *Prime Restaurants*

(1) President's Club Award (2001)

CRITERIA (1) Achieved highest standings on several criteria relating to sales growth, training and development programs and overall store operations

RESTAURANT Paddy Flaherty's Pub
LOCATION Waterloo ON

AWARDS *Prime Restaurants*

(1) Operational Excellence Award (2001)

CRITERIA Based on service quality measurement and commitment and dedication to the overall operation of the Pub.

HOTEL Holiday Inn Express Hotel & Suites
LOCATION Moncton NB
CANADA SELECT 3.5 Star
AAA 3 Diamond

AWARDS *Six Continents Hotels Inc.*

(1) Newcomer of the Year Award (1997)

CRITERIA (1) Special recognition as one of the best of new hotels for design, construction and enhanced guest perceptions

Pacrim has gained a reputation for quality, service and innovation; a reputation widely acknowledged by the above awards.

General Description of the Company

PACRIM INTERNATIONAL CAPITAL INC., (The "Company"), through its wholly-owned subsidiary, Pacrim Developments Inc. ("PDI"), is a growth oriented public real estate and hospitality company engaged in the ownership, development and management of commercial and residential real estate, hotels and restaurants in Canada.

PDI is an owner, manager and developer of commercial and residential real estate, hotels and restaurants in Canada. As of June 30, 2002, the Company owned nine commercial developments representing total gross leaseable area of 559,280 sq.ft. In addition, PDI owned fours hotels, six restaurants, and several parcels of land held for future commercial and multi-unit residential developments.

THE COMPANY was incorporated by registration of its Articles and Memorandum of Association under provisions of the International Business Companies Ordinance of the British Virgin Islands on June 5, 1990. The common shares of the Company trade on the Toronto Stock Exchange (PCN).

The following discussion and analysis should be read in conjunction with the consolidated financial statements of the Company for the years ended June 30, 2002 and 2001.

Results of Operations

Revenue in 2002 increased by $6.8m or 13% while income before interest and depreciation decreased by $1.0m or 14% compared to 2001. The majority of the increase in revenue was realized as a result of the Company's entrance into the multi-unit residential market in Atlantic Canada. The first project, a 68 unit condominium development in Halifax NS, generated over $8m in revenue for PDI. This large increase in revenue was somewhat offset by reduced revenue generated by the Company's hospitality division which was impacted by recent economic and world events. The real estate division has realized a minimal increase in its rental revenue but below anticipated amounts. The commercial portfolio experienced several large vacancies during the year, which also had a negative impact on that division's profitability.

Income before taxes has decreased by $1.7m or 101% in 2002 from 2001. Declining revenues in the hospitality division and increasing vacancies in the commercial portfolio, account for a minor portion of the overall decrease. The remaining amount was due to a $1.2m revaluation adjustment of three income properties located in Hong Kong and Mainland China. In addition, a $1.1m receivable was determined to be uncollectible and expensed during the year.

Funds from operations in 2002 were $4.3m or $0.07 per share which has declined by $0.5m compared to 2001. While cash flows from both the hospitality and real estate divisions have decreased by $1.8m and $0.3m respectively, these have been partially offset by increased cash flow from the multi-unit residential developments undertaken by the Company and lower general and administrative expenses.

Cash flow from operating activities was $5.3m in 2002, a net increase of $6.4m from $(1.1)m in 2001. Lease inducement costs decreased by $0.5m which increased cash flow from operations. Also, reduced cash requirements for multi-unit residential development when compared to 2001 positively impacted the cash flow generated from operations.

Cash flow used in financing activities for 2002 was $5.2m, compared to a net increase of $8.3m in 2001. The Company continues to repay maturing debt with new financing at more favorable rates as well as dedicating cash flow from operations for additional principal repayments. During the year approximately $15.0m of new debt was incurred while $20.6m of debt was repaid.

Cash flow used in investing activities was $0.2m in 2002, compared to $7.3m in the prior year, a decrease of $7.1m. During the year, the Company sold a 69 unit apartment building located in Halifax NS, for $4.8m realizing a modest gain on the sale. Also, during the year, 6.93 acres of land held for development in Calgary AB, was sold to a third party for $2.6m. The Company realized a gain of $0.6m on the sale of the land.

Real Estate

Rental revenue from the Company's real estate division increased $0.1m or 2% to $6.4m in 2002. Operating income before interest and amortization from rental property operations was $4.7m in 2002, a decrease of 6% compared to 2001. This decrease was a direct result of increased vacancies in the division's commercial portfolio. The retail environment throughout Canada and the US has struggled during the last 12 months and the Company's portfolio has not gone unscathed. Several long term tenants vacated their premises due to poor financial performance which resulted in a lower than anticipated income from this division.

Occupancy at June 30, 2002 was 86% which represents a decrease of 8% compared to 2001, with overall inventory remaining constant compared to last year. Leasing activity for 2002 amounted to 42,511 sq. ft. compared to 88,615 sq. ft. in 2001. Average net rent achieved on leasing activity during 2002 was $13.46 per sq. ft., 11% lower than previous rents.

At June 30, 2002, the Company has lease expiries in its commercial portfolio which average 10% of gross leaseable area per year over the next five years. The Company expects many of the current tenants to renew existing leases at current or more favorable rental rates.

Hospitality

During the year the Company's hospitality division was made up of four hotels and six restaurants. Overall revenue decreased 3.5% or $1.5m. Operating income before interest and amortization from this division decreased by $2.1m or 15% to $12.0m. Operating income has declined in this division mainly due to lower revenue and increasing administrative costs such as property taxes and fees associated with loyalty and reward programs.

Room revenue decreased 4% to $25.8m in 2002, while the Company's overall average RevPar decreased by 11% to $98 compared to 2001. During the past three years, the Company's RevPar has increased on average 9% per annum compared to an industry average in Canada of approximately 3%.

Subsequent to year end, the Company sold the Sheraton Suites Calgary Eau Claire Hotel for $65,000,000. The property consisted of a 323 all suite hotel and two restaurants. During 2002, gross revenue from this property was $22,831,360. Many of the declines in the results of the hospitality division can be attributed to the closing in escrow on May 31, 2002 of the Sheraton Suites Calgary Eau Claire. While the financial results of the Company only include operating results up to May 31, 2002, the sale did not close until July 12, 2002.

During the year, the hospitality division has grown its hotel management service operations to 1894 rooms under management. This growth area within the Company is projecting significant increases in the number of hotels during the next 12 to 24 months. Burgeoning relationships with several of the large franchisors in the Canadian and US markets have been beneficial and have lead to additional opportunities to expand the ownership and management of limited service hotels and motels throughout North America.

The hospitality management services division generated over $0.5m in third party revenue during the year compared to $0.4m in 2001. All indications point to an increased level of growth in the hotel sector with expansion expected in the food and beverage management division.

General and Administrative Expense

General and administrative costs incurred from operations in 2002 were $4.6m compared to $6.0m for the same period last year, representing a decrease of $1.4m. This was due to some one-time costs incurred in 2001 as well as realizing the benefits of the implementation of significant cost controls measures during the year.

Interest Expense

Interest on long-term debt has decreased 4% to $8.6m. This decrease is the result of refinancing of several mortgages at more favorable interest rates, reduction of Company debt and benefiting from lower interest rates on the Company's variable rate mortgages.

The weighted average interest rate on the Company's debt was 6%, with maturities ranging from 2002 to 2011. Interest on properties under development in the amount of $0.4m was capitalized in 2002.

Depreciation and Amortization

Depreciation and amortization expense increased by $0.2m for a total of $4.3m for the year ended June 30, 2002. This amount has remained constant given the asset base has not changed significantly from last year.

RISK MANAGEMENT

In the normal course of its business, Pacrim International Capital Inc. is exposed to numerous business risks that can impact both short and long-term performance. It is the responsibility of the management team, under the supervisor of the Board of Directors, to identify and mitigate the impact of these potential risks.

Real Estate

Real estate development is generally subject to varying degrees of risk, depending on the nature of the property. Such risks include changes in general economics conditions, local conditions, competition from others with available space and the owner's ability to economically provide adequate maintenance. The real estate industry is capital intensive and therefore sensitive to interest rates and to the availability of capital.

Leasing Risk

The Company attempts to stagger lease maturities on a property-by-property basis thereby generating a more stable flow of revenue and mitigating the risks related to changing market conditions. Less than 30% of the leases in the Company's portfolio will mature in the next three years. Management's leasing philosophy is focused on obtaining long-term tenancies with contractual rent escalation.

Financing and Interest Rate Risk

The Company will require additional financing in order to grow and expand its operation. It is possible such financing will be unavailable or if available, subject to unfavorable terms. In addition, upon expiry of the financing of any particular property, refinancing on a conventional mortgage loan basis may not be available in the amounts required or may be available only on terms less favorable to the Company than existing financing.

Management believes the majority of the Company's upcoming debt maturity can be refinanced at the existing balances and at competitive rates.

The Company and the real estate industry has significant exposure to interest rate risk. The majority of the Company's debt is fixed rate thereby mitigating its exposure to increases in short-term interest rates. Management's strategy is to lock in long term financing at competitive rates to limit any negative effects on cash flows from increases in interest rates.

Acquisition and Development Risk

A major component of the Company's overall growth strategy is to continue to focus on the development of both multi-unit residential and commercial real estate. In developing a property, the Company realizes the risk that projected financial returns may not be achieved. Management endeavors to reduce such risk by securing commitments from major tenants, negotiating fixed price construction contracts and arranging financing prior to proceeding with a development.

Hospitality

The Company's hotel properties are subject to normal operating risks common to the hotel industry, including seasonal and cyclical business fluctuations. Industry reports indicate the hotel industry in Canada continues to operate in a strong market, which should allow for improvements in occupancy levels and average room rates at the Company's properties. During 2002, approximately 52% of the division's revenues were generated in the first and forth quarter which are typically this division's high season.

Individual hotel properties are aware of the seasonal nature of their markets and sales initiatives are planned to offset times of low demand.

Outlook

The Company remains focused on meeting our performance targets and creating shareholder value. We will continue our expansion plans in both the multi-unit residential and hospitality management service divisions while maintaining our strong financial position with our core base of assets.

The Company has solid growth strategy and a dedicated and capable team to deliver on its commitments to shareholders.

Management's Responsibility

The consolidated financial statements of Pacrim International Capital Inc. have been prepared by management and approved by the Board of Directors of the Company. Management is responsible for the preparation and presentation of the information contained in the consolidated financial statements and other sections of the annual report. The Company maintains appropriate systems of internal control, policies and procedures that provide management with reasonable assurance that assets are safeguarded and financial records are reliable and form a proper basis for the preparation of financial statements. The Company's independent auditors, PricewaterhouseCoopers LLP have been appointed by the Shareholders to report on the consolidated financial statements. Their report is included below.

Auditors' Report

To the Shareholders of
Pacrim International Capital Inc.

We have audited the consolidated balance sheet of Pacrim International Capital Inc. as at June 30, 2002 and the consolidated statements of income and retained earnings and cash flows for the year then ended. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at June 30, 2002 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The comparative figures were reported on by other auditors without reservation.

PricewaterhouseCoopers LLP

Chartered Accountants

Halifax, Nova Scotia
August 30, 2002

Pacrim International Capital Inc.

Consolidated Balance Sheet

As at June 30, 2002 and 2001

	2002 $	2001 $
Assets		
Income properties (notes 3 and 4)		
Rental properties	39,076,080	39,221,709
Hotels and other	76,766,311	76,961,968
Condominium properties under development	6,376,185	5,733,271
Other properties under development	3,052,090	10,228,316
	125,270,666	132,145,264
Other		
Cash and cash equivalents	3,001,387	3,126,946
Deposits	919,023	2,907,668
Amounts receivable (note 5)	9,667,953	7,950,773
Prepaid expenses and deferred charges	3,557,533	3,873,260
Other assets (note 5)	5,151,189	4,733,617
	147,567,751	154,737,528
Liabilities		
Mortgages payable (note 4)	122,930,165	126,235,717
Other liabilities		
Future income tax liability	1,627,728	794,290
Accounts payable and accrued liabilities	5,795,824	7,341,594
Other debt	665,965	2,503,401
	131,019,682	136,875,002
Shareholders' Equity		
Capital stock (note 6)	8,155,448	8,155,448
Adjustment arising on reorganization (note 1)	(5,068,005)	(5,068,005)
Contributed surplus	1,093,271	1,093,271
Retained earnings	12,367,355	13,681,812
	16,548,069	17,862,526
	147,567,751	154,737,528

Approved by the Board of Directors

Guy Lam   Edward Good   Malcolm Bell

Pacrim International Capital Inc.
Consolidated Statement of Income and Retained Earnings
For the years ended June 30, 2002 and 2001

	2002 $	2001 $
Revenue	57,780,046	50,963,072
Expenses		
Amortization	4,310,970	4,120,984
Direct costs	39,883,434	30,877,121
Mortgage interest	8,592,857	8,975,610
	52,787,261	43,973,715
Income from properties (note 7)	4,992,785	6,989,357
General and administrative expenses	4,637,540	5,963,789
Income before the following	355,245	1,025,568
Gain on refinancing of debt	–	675,000
Gain on sale of income properties	643,935	–
Reduction of provision against marketable securities	237,043	–
Write-down of income properties	(1,249,140)	–
Income (loss) before income taxes	(12,917)	1,700,568
Provision for income taxes (note 8)	1,231,190	342,108
Net income (loss) for the year	(1,244,107)	1,358,460
Retained earnings – Beginning of year	13,681,812	12,464,052
Dividends paid	70,350	140,700
Retained earnings – End of year	12,367,355	13,681,812
Basic and fully diluted earnings (loss) per share	(0.02)	0.02

Pacrim International Capital Inc.

Consolidated Statement of Cash Flows

For the years ended June 30, 2002 and 2001

	2002 $	2001 $
Cash provided by (used in)		
Operating activities		
Net income (loss) for the year	(1,244,107)	1,358,460
Charges (credits) to income not involving cash		
Amortization	4,310,970	4,120,984
Equity in the results of an affiliated company	(5,503)	1,080
Future income taxes	833,438	(35,608)
Gain on refinancing of debt	–	(675,000)
Gain on sale of income properties	(643,935)	–
Reduction of provision against marketable securities	(237,043)	–
Write down of properties	1,249,140	–
Funds from operations	4,262,960	4,769,916
Lease inducements	(689,135)	(1,172,479)
Net change in non-cash operating assets and liabilities (note 9)	1,743,440	(4,712,691)
Cash flow (used in) operating activities	5,317,265	(1,115,254)
Financing activities		
Dividends paid on preferred shares	(70,350)	(140,700)
Mortgage financing	15,446,787	23,262,388
Mortgage principal repayment	(18,752,339)	(14,638,420)
Repayment of other debt	(1,837,436)	(226,356)
Cash flow from (used in) financing activities	(5,213,338)	8,256,912
Investing activities		
Capital expenditures		
Rental properties	(352,011)	(1,533,927)
Hotels	(1,932,765)	(1,262,807)
Properties under development	(1,193,050)	(3,796,758)
Increase in loans receivable	(4,142,660)	(702,452)
Proceeds from sale of income properties	7,391,000	–
Cash flow from (used in) investing activities	(229,486)	(7,295,944)
Net change in cash and cash equivalents during the year	(125,559)	(154,286)
Cash and cash equivalents – Beginning of year	3,126,946	3,281,232
Cash and cash equivalents – End of year	3,001,387	3,126,946
Supplemental cash flow information		
Interest income received	68,087	121,086
Interest paid	9,088,252	9,649,788
Taxes paid	370,000	340,000

1 Status and nature of activities

Pacrim International Capital Inc. (the "Company") was incorporated in the British Virgin Islands on June 5, 1990.

These consolidated financial statements include the results of operations of the Company and its wholly-owned subsidiaries. Particulars of the wholly-owned subsidiaries are as follows:

Name	Place of incorporation	Principal activities
Pacrim Developments Inc. and its subsidiaries	Canada	Hotel and real estate development and management company
Pacrim China Inc.	British Virgin Islands	Investment holding
Pacrim Realty (HK) Limited	Hong Kong	Property holding company
Moldau N.V.	Netherlands Antilles	Investment holding
Cleripes Holding B.V.	Netherlands	Investment holding

All significant intercompany transactions and balances have been eliminated on consolidation.

In conjunction with a comprehensive reorganization undertaken in 1997, the Company acquired promissory notes in exchange for cash and convertible redeemable preferred shares ("CRPS"). As the value of the promissory notes acquired was less than the cash and the par value of the CRPS given as consideration, an adjustment arising on reorganization was booked.

2 Significant accounting policies

The Company's accounting policies and standards of financial disclosure are in accordance with Canadian generally accepted accounting principles as prescribed by the Canadian Institute of Chartered Accountants. The Company's accounting policies also conform with the recommendations of the Canadian Institute of Public and Private Real Estate Companies in all material respects.

Basis of presentation

The consolidated financial statements include the accounts of the Company and its subsidiaries and the Company's proportionate ownership share of the individual assets, liabilities and related income and expenses of a joint venture.

2 Significant accounting policies (continued)

Management estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses for the period reported. Actual results could differ from these estimates.

Income properties

Income properties are recorded at the lower of cost less accumulated amortization and estimated net recoverable amount.

Cost of properties includes all amounts related to the acquisitions and development of properties. The Company capitalizes certain direct costs relating to properties under development until the property reaches its economic value or its accounting completion date, which is determined based upon achieving a satisfactory occupancy level within a predetermined timeframe. Capitalized costs include carrying costs such as interest, realty taxes and other direct expenses.

Amortization of income properties

Amortization of buildings and improvements is determined using the sinking-fund method under which an increasing amount consisting of a fixed annual sum together with interest compounded at the rate of 5% per annum is charged to income so as to fully amortize the buildings and improvements over their estimated useful lives of 40 years.

Amortization of furniture and equipment is provided on a straight-line basis over a period up to 10 years.

Tenant inducements are amortized over the term of the related lease.

Deferred charges

Deferred charges are carried at cost and are amortized over terms appropriate to the expenditure.

Income taxes

The Company uses the liability method of accounting for income taxes. Under the liability method, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using substantially enacted tax rates and laws that are in effect at the year-end.

Translation of foreign currencies

Monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities at the exchange rates in effect at the time of acquisition or issue. Revenues and expenses are translated at rates approximating exchange rates in effect at the time of the transactions. Exchange gains or losses arising on translation are charged to operations.

2 Significant accounting policies (continued)

Inventory

Inventory is valued at the lower of cost and net realizable value. Cost is determined on a first-in first-out basis.

Financial instruments

The Company has financial instruments, including cash and cash equivalents, amounts receivable, accounts payable and long-term debt. With the exception of long-term debt, their carrying values approximate their fair values due to their short-term maturity. The carrying value of the Company's long-term debt approximates its fair value as the rates of interest approximate market rates of interest.

3 Income properties

	2002 $	2001 $
Rental properties		
Land	6,717,726	5,103,679
Land improvements	2,146,246	2,146,246
Buildings	34,026,699	34,432,848
Other	2,243,057	2,257,027
	45,133,728	43,939,800
Less: Accumulated amortization	(6,057,648)	(4,718,091)
	39,076,080	39,221,709
Hotels and other		
Land	7,359,979	7,359,979
Buildings	63,605,704	63,202,198
Furniture and equipment	11,461,680	10,141,956
Assets under capital lease	1,934,506	1,533,199
Other	814,481	1,003,422
	85,176,350	83,240,754
Less: Accumulated amortization	(8,410,039)	(6,278,786)
	76,766,311	76,961,968
Condominium properties under development		
Land	323,003	838,115
Construction in progress	6,053,182	4,895,156
	6,376,185	5,733,271
Other properties under development		
Land	2,992,570	3,836,786
Construction in progress – Development	49,320	6,381,330
Construction in progress – Hospitality	10,200	10,200
	3,052,090	10,228,316
	125,270,666	132,145,264

Pacrim International Capital Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2002 and 2001

4 Mortgages payable

	2002 $	2001 $
Mortgages payable, bearing interest at a weighted average rate of 6.02% and maturing on various dates from 2002 to 2011. The Company has provided first and second charges on its income properties as security.	122,930,165	126,235,717

The aggregate amount of principal payments required in each of the next five years to meet retirement provisions is as follows:

	$
Year ending June 30, 2003	76,331,141
2004	1,976,659
2005	8,332,003
2006	3,895,582
2007	6,055,290
Subsequent to 2007	26,339,490

5 Amounts receivable and other assets

a) Amounts receivable

	2002 $	2001 $
Trade accounts receivable	3,029,401	3,669,588
Receivable from sale of discontinued operations	–	1,094,370
Due from Eminent Gain Limited (note 11)	129,478	79,113
Loans receivable (note 11)	6,750,814	2,608,154
Due from (to) ultimate holding company	(241,740)	499,548
	9,667,953	7,950,773

The balance due from (to) the ultimate holding company, Pacrim International Capital Holdings Inc. is unsecured, interest-free and has no fixed term of repayment.

b) Other assets

	2002 $	2001 $
Investment in preferred shares of Eminent Gain Limited (note 11(a))	4,269,461	4,269,461
Inventory	358,978	315,572
Marketable securities	391,571	148,584
Equity investments	131,179	–
	5,151,189	4,733,617

6 Capital stock

Authorized
1,200,000,000 common shares with a par value of $0.01 each
16,205,000 convertible redeemable preferred shares with a par value of $1.00 each

	2002 $	2001 $
Issued and outstanding		
63,357,974 common shares	1,120,448	1,120,448
7,035,000 convertible redeemable preferred shares	7,035,000	7,035,000
	8,155,448	8,155,448

Convertible redeemable preferred shares ("CRPS")

Dividend payments on the CRPS are at the discretion of the board of directors. Dividend payments of $70,350 (2001 - $140,700) were made during the year.

The Company may redeem the CRPS at an amount to be determined by the board of directors. The Company has not determined whether and at what price the CRPS will be redeemed.

Stock option plan

The Company has established a stock option plan for directors, officers and employees. The Company has granted options to purchase shares under the terms of the Stock Option Plan. Total stock option activity relating to the Stock Option Plan was as follows:

	Shares	Weighted average exercise price $
Balance June 30, 2000	4,417,500	0.50
Granted	1,000,000	0.50
Balance June 30, 2001	5,417,500	0.50
Granted	630,000	0.50
Balance June 30, 2002	6,047,500	0.50

At June 30, 2002, 6,047,500 options were exercisable at $0.50 with a weighted average remaining contractual life of 5.1 years. Stock options outstanding at June 30, 2002 were as follows:

6 Capital stock (continued)

Expiry date	Option price $	Number of shares
October 28, 2003	0.50	3,048,500
January 1, 2007	0.50	50,000
August 24, 2008	0.50	200,000
January 2, 2009	0.50	20,000
December 14, 2010	0.50	1,099,000
December 8, 2011	0.50	1,000,000
November 2, 2012	0.50	630,000

7 Segmented information

2002 Industry segments

	Rental properties $	Hospitality $	Condominium sales and other $	Total $
Revenue	6,406,309	42,147,342	9,226,395	57,780,046
Expenses				
Amortization	1,684,707	2,407,668	218,595	4,310,970
Direct costs	1,656,596	30,135,775	8,091,063	39,883,434
Mortgage interest	2,463,558	6,129,299	–	8,592,857
	5,804,861	38,672,742	8,309,658	52,787,261
Income from properties	601,448	3,474,600	916,737	4,992,785

2001 Industry segments

	Rental properties $	Hospitality $	Condominium sales and other $	Total $
Revenue	6,297,948	43,696,853	968,271	50,963,072
Expenses				
Amortization	1,632,269	2,281,975	206,740	4,120,984
Direct costs	1,260,701	29,616,420	–	30,877,121
Mortgage interest	2,489,293	6,486,317	–	8,975,610
	5,382,263	38,384,712	206,740	43,973,715
Income from properties	915,685	5,312,141	761,531	6,989,357

8 Income taxes

The provision for (recovery of) income taxes differs from the amount computed by applying the combined expected federal and provincial income tax rate to earnings before income taxes. The reasons for these differences are as follows:

	2002 $	2001 $
Income before income taxes	(12,917)	1,700,568
Statutory income tax rate	42%	45%
Expected income tax	(5,425)	765,256
Effect on income tax of		
Benefit of previously unrecognized losses	–	(1,765,125)
Losses in foreign jurisdictions not recognized	1,277,930	907,075
Deductible large corporation tax	(71,420)	(67,820)
Non-taxable portion of gain on sale of land	(144,885)	–
Impact of rate change on prior year's future tax liability	(23,829)	–
Taxable temporary differences	–	105,657
Large corporation tax	397,752	377,716
Other	(198,933)	19,349
Provision for income taxes	1,231,190	342,108
Future	833,438	(35,608)
Large corporation tax	397,752	377,716
	1,231,190	342,108

The Company has certain tax losses, the benefits of which have been recorded in the consolidated financial statements. Accumulated tax losses carried forward at June 30, 2002 expire as follows:

	$
Year ending June 30, 2005	467,545
2006	4,599,660
2007	466,071
2009 (estimate)	300,000

9 Net change in non-cash operating assets and liabilities

	2002 $	2001 $
Condominium properties under development	(642,914)	(5,733,271)
Deposits	1,988,645	(240,727)
Amounts receivable	2,425,480	2,584,795
Prepaid expenses and deferred charges	(306,975)	(801,396)
Other assets	(175,026)	(13,714)
Accounts payable and accrued liabilities	(1,545,770)	(508,378)
	1,743,440	(4,712,691)

10 Earnings per share

Basic and fully diluted earnings per share for the year ended June 30, 2002 has been computed by dividing consolidated net earnings by the weighted average number of 63,357,974 common shares outstanding during the year (2001 - 63,357,974).

11 Related party transactions

a) Eminent Gain Limited is a company controlled by the Company's majority shareholder. It owns a property recorded at a cost of $7,212,294.

b) Loans receivable include loans to the following related companies:

	2002 $	2001 $
Lam & Co. International	2,283,899	1,094,145
Pacrim Capital Limited	2,922,184	1,308,509
Wu Chun Finance Company	1,022,085	–
3475425 Canada Inc.	168,500	168,500
	6,396,668	2,571,154

The loan to Wu Chun Finance Company bears interest at the rate of 8% per annum and is due on March 14, 2003. The other loans are all non-interest bearing with no set terms of repayment.

12 Commitments and contingencies

Lease commitments

Future minimum lease payments at June 30, 2002 under capital leases for various furniture and equipment are as follows:

	$
Year ending June 30, 2003	219,149
2004	148,287
2005	138,301
2006	84,377
2007	75,051

Legal proceedings

The Company has been named as a defendant in legal proceedings arising from the ownership of a hotel property. The Company believes this claim is without merit and is vigorously defending the action. In the opinion of management, this legal matter will be resolved without material effect on the Company's consolidated financial statements. Trade accounts receivable include amounts due from parties related to this legal proceeding of $1,123,197.

13 Subsequent event

On July 12, 2002 the Company completed the sale of the Sheraton Suites Calgary Eau Claire for cash consideration of $65,000,000. The property consisted of a 323 all suite hotel and two restaurants. At June 30, 2002, the net book value of this property is $54,900,000 and the Company realized a gain on the sale of $9,400,000. Upon closing, debt of $57,561,919 was repaid. During 2002, gross revenue from this property was $22,831,360.

14 Comparative figures

Certain comparative figures for 2001 have been reclassified to conform with the basis of presentation adopted for 2002.



Corporate Information

Directors
Guy Lam
Edward Good
Malcolm Bell

Officers
Guy Lam
Chairman of the Board and Chief Executive Officer
Pacrim International Capital Inc.

Edward Good
President, Pacrim International Capital Inc.
President, Pacrim Developments Inc.

Tracy Sherren
Chief Financial Officer,
Pacrim International Capital Inc.
Vice-President and Chief Financial Officer
Pacrim Developments Inc.

Glenn Squires
Senior Vice-President
Pacrim Developments Inc.

Pamela Crowell
Vice-President Real Estate Operations
Pacrim Developments Inc.

Principal Subsidiary
Pacrim Developments Inc.
Incorporated under the laws of the
Canadian Business Corporations Act



From left: Pamela Crowell, Tracy Sherren, Edward Good, Guy Lam, Glenn Squires

Investor Relations
Pacrim Developments Inc.
Suite 11, 117 Kearney Lake Road
Halifax, Nova Scotia B3M 4N9

Share Structure
Common Shares
1.2 billion Authorized
63,357,974 Issued and Outstanding

Convertible Redeemable Preferred Shares
16,205,000 Authorized
7,035,000 Issued and Outstanding

Registrar and Transfer Agent
CIBC Mellon Trust Company
The Oceanic Plaza
1066 West Hastings Street
Vancouver, British Columbia V6C 3K9

Legal Counsel
Bennett Jones LLP
4500 Bankers Hall East
855-2nd St. SW
Calgary, Alberta T2P 4K7

Goodman Phillips & Vineberg
Suite 2400, 250 Yonge Street
Toronto, Ontario M5B 2M6

Stewart McKelvey Stirling Scales
1959 Upper Water Street
Halifax, Nova Scotia B3J 2X2

Auditors
PricewaterhouseCoopers LLP
Chartered Accountants
1809 Barrington Street
Halifax, Nova Scotia B3J 3K8

Stock Listing
Toronto Stock Exchange
"PCN"



Pacrim International Capital Inc.

Suite 3202, Tower II
Lippo Centre, 89 Queensway
Central, Hong kong